SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Register 1431-1

MINUTES OF THE ONE HUNDRED AND FOURTEENTH BOARD OF DIRECTORS’ MEETING HELD ON OCTOBER 2, 2006

On October 2, 2006, at 2.30 p.m., the undersigned members of the Board of Directors met at the Company’s headquarters, at Rua Coronel Dulcídio nº 800 - 10º andar, Curitiba – PR: Mr. João Bonifácio Cabral Júnior, Chairman of the Board, called the meeting to order and, after having duly justified the absences, greeted those present, recorded the presence of Mr. Antonio Rycheta Arten, Chairman of the Fiscal Council and announced that the meeting had been called to discuss the following agenda: 1. The substitution of Copel’s representative on the Deliberative Committee of UEG Araucária Ltda.; 2. Relevant updates on UEG Araucária Ltda.; 3. The acquisition of Wobben Windpower Ind. e Com. Ltda.’s holdings in Centrais Eólicas do Paraná Ltda.; and 4. Other issues relevant to the Board.

Item 1 – The Substitution of Copel’s representative on the Deliberative Committee of UEG Araucária Ltda. The Chairman announced that, due to Mr. Robson Luiz Rossetin’s resignation as a sitting member of UEG Araucária Ltda.’s Deliberative Committee and in order for that company’s activities not to be interrupted, the 1696th Board of Executive Officers Meeting, held on August 23, 2006, had appointed Mr. Raul Munhoz Neto to fill said position, ad referendum to the Board of Directors, and suggested that he also assume the chairmanship of said Committee. After due deliberation, Mr. Raul Munhoz Neto’s appointment was approved.

Item 2 – Relevant updates on UEG Araucária Ltda. Mr. José Danilo Tavares, Assistant Telecommunications and Power Generation and Transmission Manager took the floor and gave an account of the recommissioning tests, authorized by the 1690th meeting of the Board of Executive Officers, held on July 10, 2006, and successfully completed on September 8 of the same year. He pointed out that UEG Araucária had been available for emergency operations since September 9, 2006 and also presented input on the ongoing negotiations regarding the leasing of the plant to Petrobras. The Board members thanked him for the information.

Item 3 – The acquisition of Wobben Windpower Ind. e Com. Ltda.’s holdings in Centrais Eólicas do Paraná Ltda. Mr. Edílson Bertholdo, Manager of the Control of Financial Results Department, took the floor and updated those present on the study into the acquisition of Wobben Windpower Ind. e Com. Ltda.’s holdings in Centrais Eólicas do Paraná Ltda., announcing that a firm of auditors had been hired to assess said acquisition. The Board resolved that the issue would be resubmitted for its appreciation after said evaluation and the submission by the CFO and Investor Relations Officer of the internal reasoning that led to the decision to acquire these holdings.

Item 4 - Other issues relevant to the Board of Directors. The Chairman announced that, in view of the decision made at the 1701st Meeting of the Board of Executive Officers of September 25, 2006, the Board had requested the addition of the following topic to the agenda:

4.1 Companhia Paranaense de Gás – Compagás’ margin on the provision of gas to UEG Araucária Ltda. Mr. Paulo Trompczynski took the floor and, referring to the gas purchase agreement for UEG Araucária Ltda., reported there was an outstanding issue with Companhia Paranaense de Gás – Compagás related to the latter’s margin on the payment for the use of the gas pipeline to the plant, which had not been part of the negotiations related to the purchase of UEG Araucária and the gas payments to Petrobras. He pointed out that the minimum margin is established by the National

Petroleum Agency (ANP) and that the historical value for this margin, pursuant to the previously executed agreement, was R$ 26,334,000.00 (twenty-six million, three hundred and thirty-four thousand reais). Considering:

a) that Copel Participações owns 51% of Compagás’ capital and that non-reception of this amount would have a negative effect on the latter’s accounts, in turn jeopardizing Copel’s consolidated accounts;

b) that the other partners in Compagás would be unlikely to approve a reduction in said amount;

c) that the proposal to “freeze” said amount until January, 2010, after which time it would be adjusted by the SELIC rate and paid in 60 (sixty) installments, had been welcomed by the other partners; and

d) that the result of this transaction, despite being executed in a different form, would be (proportionally) equivalent to that obtained in the gas purchase agreement with Petrobras, approved by the 76th Extraordinary Board of Directors’ Meeting of April 17, 2006, and the 1701st Board of Executive Officers’ Meeting of September 25, 2006;

the Board decided to approve, by unanimous vote, the proposal to execute the agreement and the consequent payment of R$ 26,334,000.00 (twenty-six million, three hundred and thirty-four thousand reais) in sixty equal and consecutive installments to Compagás as of January 2010, said amount being “frozen” until that date and adjusted by the SELIC thereafter.

There being no further issues to address, the Chairman thanked all the members of the Board in attendance for their presence and declared the meeting closed.
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JOÃO BONIFÁCIO CABRAL JÚNIOR	RUBENS GHILARDI
Chairman	Secretary

ACIR PEPES MEZZADRI	LUIZ ANTONIO RODRIGUES ELIAS

NELSON FONTES SIFFERT FILHO	ROGÉRIO DE PAULA QUADROS

SERGIO BOTTO DE LACERDA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.